Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE

BROOKFIELD RENEWABLE REPORTS SECOND QUARTER RESULTS

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, August 4, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three months ended June 30, 2017.

“Our business performed well in the second quarter as we continue to surface margin expansion opportunities and advance our project development,” said Sachin Shah, CEO of Brookfield Renewable. “Combined with a broadening investible universe and strong growth prospects, we remain confident in our target of delivering 12-15% total annualized returns to our shareholders.”

Financial Results

For the periods ended June 30
US$ millions (except per unit or otherwise noted)	Three Months Ended		Six Months Ended
Unaudited	2017	2016	2017	2016
Generation (GWh)
- Total	11,618	8,792	22,102	17,821
- Brookfield Renewable's share	6,719	5,197	12,880	11,093
Net income (loss)	$85	$(19)	$112	$60
Per LP Unit	$0.13	$(0.11)	$0.18	$0.05
Funds From Operations (FFO)(1)	$181	$105	$347	$292
Per Unit(1)(2)	$0.61	$0.37	$1.16	$1.05
Normalized FFO(1)(3)	$170	$155	$306	$263
Per Unit(1)(2)(3)	$0.57	$0.55	$1.02	$0.94
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	For the three and six months ended June 30, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 299.2 million and 299.2 million, respectively (2016: 280.8 million and 278.2 million).
(3)	Normalized FFO assumes long-term average generation in North America, the 2017 reduced contract price at our facility in Louisiana, and uses 2016 average foreign currency rates for the respective periods.

Brookfield Renewable reported net income for the three months ended June 30, 2017 of $85 million ($0.13 per LP Unit) compared to a net loss of $19 million ($0.11 per LP Unit) for the same period in 2016.

Adjusted EBITDA and FFO were $457 million and $181 million respectively, compared to $377 million and $105 million for the same period in 2016. Performance was driven by strong generation across our North American and Colombian hydro fleet, the highly contracted nature of our assets and the execution of our organic growth initiatives.

Financial Results and Operations

Our business in North America produced strong results supported by above average generation in Canada and the U.S. northeast. During the quarter, we cleared 900 MW in the PJM capacity auction to enhance revenues in the 2020/2021 time frame. These capacity and ancillary sales generally increase our revenue from North American operations by over 25% relative to current energy prices.

This quarter, our European business achieved strong availability, and continued to advance a number of key development contracting initiatives. We commissioned our 15 MW Crockandun wind farm in Northern Ireland this quarter, and are progressing an additional 82 MW of construction stage projects in Europe. Together, these projects are expected to contribute $10 million to FFO on an annualized basis once commissioned between 2017 and 2019.

In Brazil, we reported strong results despite below average hydro generation. Power prices trended above R$400/MWh during the quarter as electricity demand improved and hydrology remained below average. In addition, our wind portfolio performed very strongly in the quarter delivering generation over 20% above the long-term average. The construction of two small hydro facilities with a combined capacity of 47 MW continues on scope, schedule and budget, and they are expected, in aggregate, to add $5 million to FFO on an annualized basis.

Asset availability in Colombia was very high during the quarter as significant precipitation resulted in generation levels being nearly 20% above long-term average. During the quarter, we signed our first 10 year power contract with a local utility for 60 GWh/year. We are also advancing approximately 100 MW of late stage development with the objective of commercializing these projects in the next few years.

Update on Growth Initiatives

We continue to make progress on closing the TerraForm Power and TerraForm Global transactions, which we announced in the first quarter. Certain important milestones have been met, including bankruptcy court approval. The transactions are still expected to close in the second half of this year.

Following the quarter end, together with our institutional partners, we agreed to acquire a 25% interest in the UK’s largest pumped storage asset for a purchase price of £196 million. The portfolio comprises 2.1 GW of capacity across two well-maintained plants representing 75% of the UK’s pumped storage capacity and 50% of its hydro capacity. This acquisition is expected to be completed in the third quarter.

We maintain conviction that we can continue to deliver 5% to 9% distribution growth based on organic levers within our business. Inflation escalators that are embedded in many of our contracts are on track to contribute 1% to 2% to bottom line FFO growth this year. We are also expecting to deliver 1% to 2% annual FFO growth from margin expansion across our business as we both improve productivity and optimize the revenue profile of our portfolios. Finally, our proprietary development pipeline should add $40-$50 million to our annual FFO over the next three years based on the projects that are under construction, or construction-ready.

Liquidity

Our liquidity position today exceeds $2 billion, including the proceeds of our recent equity issuance. In addition, we continued to surface capital from our operating portfolio, closing one re-financing in the quarter and one shortly thereafter, raising approximately $100 million in incremental proceeds. One of the re-financings was the issuance of our first ever green bond, a $475 million project financing that we secured against our 360 MW White Pine hydroelectric portfolio.

At quarter end, the weighted average remaining duration of our project-level debt was 9 years and our exposure to floating rate debt was 17%. In North America and Europe combined, approximately 90% of our debt is fixed rate with an average duration of 9 years providing strong protection to rising interest rates.

Distribution and Declaration

The next quarterly distribution in the amount of $0.4675 per LP Unit, is payable on September 30, 2017 to unitholders of record as at the close of business on August 31, 2017. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Colombia, Brazil, and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the shareholders section of our website at https://bep.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:

Claire Holland

(416) 369-8236

claire.holland@brookfield.com

Investors:

Divya Biyani

(416) 369-2616

divya.biyani@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2017 Second Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on August 4, 2017 at 9:00 a.m. Eastern Time at http://services.choruscall.ca/links/brenewablep20170804.html or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through September 4, 2017 at 1-800-319-6413, or from outside Canada & U.S. please call 1-604-638-9010 (Password 1494#).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s business and our expectations regarding our future cash flows, distribution growth and payout ratio. They include statements regarding our liquidity, the availability of acquisition opportunities and the timing and progress towards completion of acquisitions and development projects. They also include statements regarding the expected contribution of development projects to future cash flows as well as statements regarding the nature of the investment opportunities available within the renewables market generally. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit, Normalized Funds From Operations and Normalized Funds From Operations per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per Unit, Normalized Funds From Operations and Normalized Funds From Operations per Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the operating and financial performance of our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds from Operations, Adjusted Funds From Operations per Unit, Normalized Funds From Operations nor Normalized Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

_________________________________________________

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Revenues	$683	$627	$1,360	$1,301
Other income	10	10	18	32
Direct operating costs	(240)	(262)	(473)	(505)
Management service costs	(21)	(15)	(37)	(30)
Interest expense – borrowings	(156)	(161)	(319)	(288)
Share of earnings (loss) from
equity-accounted investments	2	(1)	(1)	-
Unrealized financial instruments loss	(6)	(2)	(26)	(2)
Depreciation	(198)	(204)	(398)	(383)
Other	23	-	21	(12)
Income tax expense
Current	4	(5)	(12)	(12)
Deferred	(16)	(6)	(21)	(41)
	(12)	(11)	(33)	(53)
Net income (loss)	$85	$(19)	$112	$60
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	$34	$(1)	$33	$26
General partnership interest in a holding
subsidiary held by Brookfield	1	-	1	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	16	(13)	23	7
Preferred equity	6	7	12	13
Preferred limited partners' equity	7	3	13	6
Limited partners' equity	21	(15)	30	8
	$85	$(19)	$112	$60
Basic and diluted earnings (loss) per LP Unit	$0.13	$(0.11)	$0.18	$0.05

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	Jun 30	Dec 31
(MILLIONS)	2017	2016
Assets
Current assets
Cash and cash equivalents	$174	$223
Restricted cash	125	121
Trade receivables and other current assets	406	454
Financial instrument assets	6	55
Due from related parties	63	54
	774	907
Financial instrument assets	199	145
Equity-accounted investments	205	206
Property, plant and equipment, at fair value	24,849	25,257
Goodwill	885	896
Deferred income tax assets	145	150
Other long-term assets	163	176
	$27,220	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$419	$467
Financial instrument liabilities	55	156
Due to related parties	86	76
Current portion of long-term debt	952	1,034
	1,512	1,733
Financial instrument liabilities	143	72
Long-term debt and credit facilities	9,040	9,148
Deferred income tax liabilities	3,820	3,802
Other long-term liabilities	305	310
	14,820	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	5,348	5,589
General partnership interest in a holding subsidiary
held by Brookfield	53	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,575	2,680
Preferred equity	597	576
Preferred limited partners' equity	511	324
Limited partners' equity	3,316	3,448
	12,400	12,672
	$27,220	$27,737

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Operating activities
Net income (loss)	$85	$(19)	$112	$60
Adjustments for the following non-cash items:
Depreciation	198	204	398	383
Unrealized financial instrument loss	6	2	26	2
Share of (earnings) loss from
equity-accounted investments	(2)	1	1	-
Deferred income tax expense	16	6	21	41
Other non-cash items	(32)	4	(31)	(12)
Dividends received from equity-accounted investments	3	3	3	3
Changes in due to or from related parties	(5)	25	(10)	19
Net change in working capital balances	(27)	(87)	22	(132)
	242	139	542	364
Financing activities
Long-term debt - borrowings	152	352	299	1,630
Long-term debt - repayments	(207)	(386)	(462)	(494)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	11	641	49	2,044
Return of capital to participating non-controlling
interests - in operating subsidiaries	-	-	(36)	-
Acquisition of Isagen from non-controlling interests	-	(929)	(5)	(929)
Issuance of preferred limited partnership units	-	147	187	147
Issuance of LP Units	-	657	-	657
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	(161)	(26)	(260)	(41)
To preferred shareholders	(6)	(7)	(12)	(13)
To preferred limited partners' unitholders	(6)	(3)	(11)	(4)
To unitholders of Brookfield Renewable or BRELP	(145)	(124)	(289)	(250)
	(362)	322	(540)	2,747
Investing activities
Acquisitions	-	(862)	-	(2,881)
Cash and cash equivalents in acquired entity	-	-	-	117
Investment in:
Sustaining capital expenditures	(33)	(19)	(51)	(32)
Development and construction of renewable power
generating assets	(40)	(67)	(89)	(112)
Proceeds from disposal of assets	-	-	150	-
Investment in securities	(27)	(99)	(39)	(116)
Restricted cash and other	63	531	(22)	36
	(37)	(516)	(51)	(2,988)
Foreign exchange (loss) gain on cash	(5)	5	-	24
Cash and cash equivalents
(Decrease) increase	(162)	(50)	(49)	147
Balance, beginning of period	336	260	223	63
Balance, end of period	$174	$210	$174	$210
Supplemental cash flow information:
Interest paid	$188	$198	$305	$275
Interest received	$9	$11	$17	$20
Income taxes paid	$12	$1	$28	$17

Review of operations

The table below summarizes actual and long-term generation by segments for the three months ended June 30:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended June 30	2017	2016	2017	LTA	Prior Year
Hydroelectric
North America
United States	3,666	2,590	3,619	47	1,076
Canada	1,737	1,348	1,508	229	389
	5,403	3,938	5,127	276	1,465
Colombia(2)	4,138	2,787	3,509	629	1,351
Brazil	1,061	1,082	1,159	(98)	(21)
	10,602	7,807	9,795	807	2,795
Wind
North America
United States	281	284	372	(91)	(3)
Canada	282	205	292	(10)	77
	563	489	664	(101)	74
Europe	240	278	259	(19)	(38)
Brazil	123	149	101	22	(26)
	926	916	1,024	(98)	10
Other	90	69	123	(33)	21
Total(3)	11,618	8,792	10,942	676	2,826
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

Generation from our hydroelectric portfolios in North America and Colombia was above long-term average and ahead of the same period of the prior year due to improved inflows. This was slightly offset by lower generation from our hydroelectric portfolio in Brazil, resulting from weaker hydrological conditions. The growth in our portfolio contributed 26 GWh.

Generation at our wind facilities was consistent with the same period of the prior year but below long-term average due to lower wind resources. The same period of the prior year included 66 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017. The growth in our portfolio contributed 13 GWh.

The table below summarizes generation by segment and region for the six months ended June 30:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the six months ended June 30	2017	2016	2017	LTA	Prior Year
Hydroelectric
North America	10,325	9,190	9,907	418	1,135
Colombia(2)	7,564	4,412	7,017	547	3,152
Brazil	2,118	2,108	2,298	(180)	10
	20,007	15,710	19,222	785	4,297
Wind
North America	1,047	1,010	1,239	(192)	37
Europe	672	749	687	(15)	(77)
Brazil	262	262	182	80	-
	1,981	2,021	2,108	(127)	(40)
Other	114	90	151	(37)	24
Total generation(3)	22,102	17,821	21,481	621	4,281
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation for assets we manage.

During the six months ended June 30, 2017, strong inflows and improved hydrological conditions benefited the overall hydroelectric portfolio. In North America, we experienced a return to long-term average in the United States and continued strong contributions from our wholly owned assets in Canada. In Colombia, the region recovered from the dry conditions experienced in the same period of the prior year. In Brazil, we saw a marginal improvement over the same period of the prior year but generation remained below the long-term average. The portfolio generated 20,007 GWh, with the growth in our portfolio contributing 1,723 GWh.

Generation at our wind facilities in North America and Europe was in line with its performance from the same period of the prior year but below long-term average due to lower wind resources. The portfolio generated 1,981 GWh, with the growth in our portfolio contributing 24 GWh. Generation, in the same period of the prior year, included 98 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

The following table reconciles Adjusted EBITDA and Funds From Operations to net income as presented in the consolidated statements of net income (loss), for the three and six months ended June 30:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Revenues	$683	$627	$1,360	$1,301
Other income	10	10	18	32
Share of cash earnings from equity-accounted investments	4	2	5	4
Direct operating costs	(240)	(262)	(473)	(505)
Adjusted EBITDA(1)	457	377	910	832
Management service costs	(21)	(15)	(37)	(30)
Interest expense – borrowings	(156)	(161)	(319)	(288)
Current income taxes	4	(5)	(12)	(12)
Distributions to preferred limited partners	(7)	(3)	(13)	(6)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(90)	(81)	(170)	(191)
Preferred equity	(6)	(7)	(12)	(13)
Funds From Operations(1)	$181	$105	$347	$292
Adjusted sustaining capital expenditures(2)	(17)	(17)	(34)	(33)
Adjusted Funds From Operations(1)	164	88	313	259
Add: cash portion of non-controlling interests	96	88	182	204
Add: distributions to preferred limited partners	7	3	13	6
Add: adjusted sustaining capital expenditures	17	17	34	33
Depreciation	(198)	(204)	(398)	(383)
Unrealized financial instruments loss	(6)	(2)	(26)	(2)
Share of non-cash loss from equity-accounted investments	(2)	(3)	(6)	(4)
Deferred income tax expense	(16)	(6)	(21)	(41)
Other	23	-	21	(12)
Net income (loss)	$85	$(19)	$112	$60
(1)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Based on long-term sustaining capital expenditure plans.

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per unit, both non-IFRS financial metrics for the three and six months ended June 30:

	Three months ended June 30				Six months ended June 30
			Per unit				Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016
Net income (loss) attributable to:
Limited partners' equity	$21	$(15)	$0.13	$(0.11)	$30	$8	$0.18	$0.05
General partnership interest in a holding
subsidiary held by Brookfield	1	-	-	-	1	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	16	(13)	-	-	23	7	-	-
Net income (loss) attributable to Unitholders	$38	$(28)	$0.13	$(0.11)	$54	$15	$0.18	$0.05
Depreciation	127	131	0.42	0.47	257	250	0.86	0.90
Unrealized financial instruments loss	12	-	0.04	-	22	3	0.07	0.01
Share of non-cash loss from equity-accounted investments	2	3	0.01	0.01	6	4	0.02	0.01
Deferred income tax expense (recovery)	3	(8)	0.01	(0.03)	4	8	0.01	0.03
Other	(1)	7	-	0.03	4	12	0.02	0.05
Funds From Operations(1)	$181	$105	$0.61	$0.37	$347	$292	$1.16	$1.05

Weighted average units outstanding(2)			299.25	280.84			299.20	278.18
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2017

The following table reflects the actual and long-term average generation for the three months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	2,522	1,834	2,434	2,439	88	(605)	688
Canada	1,690	1,300	1,461	1,461	229	(161)	390
	4,212	3,134	3,895	3,900	317	(766)	1,078
Colombia(2)	998	596	846	751	152	(155)	402
Brazil	886	900	968	959	(82)	(59)	(14)
	6,096	4,630	5,709	5,610	387	(980)	1,466
Wind
North America
United States	152	148	204	204	(52)	(56)	4
Canada	282	205	292	292	(10)	(87)	77
	434	353	496	496	(62)	(143)	81
Europe	94	110	103	129	(9)	(19)	(16)
Brazil	51	62	42	42	9	20	(11)
	579	525	641	667	(62)	(142)	54
Other	44	42	52	59	(8)	(17)	2
Total	6,719	5,197	6,402	6,336	317	(1,139)	1,522
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30:

										Non-controll-
										ing interests
										and
	Attributable to Unitholders									preferred
	Hydroelectric			Wind			Other	Corporate	Total	limited	2017		2016
	North			North						partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				equity(1)
Revenues	269	46	65	40	9	5	2	-	436	247	683		627
Other income	-	1	3	-	-	-	-	1	5	5	10		10
Share of cash earnings from
equity-accounted investments	3	-	1	-	-	-	-	-	4	-	4		2
Direct operating costs	(72)	(23)	(18)	(9)	(5)	(1)	(3)	(5)	(136)	(104)	(240)		(262)
Adjusted EBITDA(2)	200	24	51	31	4	4	(1)	(4)	309	148	457	-	377
Management service costs	-	-	-	-	-	-	-	(21)	(21)	-	(21)		(15)
Interest expense - borrowings	(44)	(10)	(4)	(11)	(2)	(2)	-	(22)	(95)	(61)	(156)		(161)
Current income taxes	2	1	(2)	-	-	-	-	-	1	3	4		(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(7)	(7)	-	(7)		(3)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(90)	(90)		(81)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	(6)		(7)
Funds From Operations(2)	158	15	45	20	2	2	(1)	(60)	181	-	181		105
Depreciation	(55)	(8)	(34)	(21)	(3)	(2)	(4)	-	(127)	(71)	(198)		(204)
Unrealized financial instrument loss	-	1	-	-	(6)	-	-	(7)	(12)	6	(6)		(2)
Share of non-cash loss from equity-
accounted investments	(1)	-	(1)	-	-	-	-	-	(2)	-	(2)		(3)
Deferred income tax expense	(11)	(4)	-	23	1	-	-	(12)	(3)	(13)	(16)		(6)
Other	(9)	7	(4)	2	2	1	2	-	1	22	23		-
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	90	90		81
Preferred equity	-	-	-	-	-	-	-	-	-	6	6		7
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	7	7		3
Net income (loss)	82	11	6	24	(4)	1	(3)	(79)	38	47	85		(19)
(1)	Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.
(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2017

The following table reflects the actual and long-term average generation for the six months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	8,024	7,274	7,408	7,315	616	(41)	750
Colombia(2)	1,824	851	1,692	1,105	132	(254)	973
Brazil	1,757	1,745	1,918	1,940	(161)	(195)	12
	11,605	9,870	11,018	10,360	587	(490)	1,735
Wind
North America	832	756	948	948	(116)	(192)	76
Europe	266	296	272	307	(6)	(11)	(30)
Brazil	109	109	76	76	33	33	-
	1,207	1,161	1,296	1,331	(89)	(170)	46
Other	68	62	80	114	(12)	(52)	6
Total	12,880	11,093	12,394	11,805	486	(712)	1,787
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income for the six months ended June 30:

										Non-controll-
										ing interests
										and
	Attributable to Unitholders									preferred
	Hydroelectric			Wind			Other	Corporate	Total	limited	2017		2016
	North			North						partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				equity(1)
Revenues	524	93	116	79	24	9	7	-	852	508	1,360		1,301
Other income	-	2	6	-	-	-	-	1	9	9	18		32
Share of cash earnings from
equity-accounted investments	3	-	2	-	-	-	-	-	5	-	5		4
Direct operating costs	(133)	(47)	(31)	(17)	(9)	(2)	(8)	(11)	(258)	(215)	(473)		(505)
Adjusted EBITDA(2)	394	48	93	62	15	7	(1)	(10)	608	302	910	-	832
Management service costs	-	-	-	-	-	-	-	(37)	(37)	-	(37)		(30)
Interest expense - borrowings	(89)	(22)	(10)	(21)	(6)	(3)	-	(43)	(194)	(125)	(319)		(288)
Current income taxes	1	(1)	(5)	-	-	-	-	-	(5)	(7)	(12)		(12)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(13)	(13)	-	(13)		(6)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(170)	(170)		(191)
Preferred equity	-	-	-	-	-	-	-	(12)	(12)	-	(12)		(13)
Funds From Operations(2)	306	25	78	41	9	4	(1)	(115)	347	-	347		292
Depreciation	(109)	(16)	(69)	(41)	(10)	(4)	(8)	-	(257)	(141)	(398)		(383)
Unrealized financial instrument loss	(1)	(1)	-	-	(8)	-	-	(12)	(22)	(4)	(26)		(2)
Share of non-cash loss from equity-
accounted investments	(4)	-	(2)	-	-	-	-	-	(6)	-	(6)		(4)
Deferred income tax expense	(18)	(6)	2	23	3	-	-	(8)	(4)	(17)	(21)		(41)
Other	(7)	10	(6)	2	(3)	1	2	(3)	(4)	25	21		(12)
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	170	170		191
Preferred equity	-	-	-	-	-	-	-	-	-	12	12		13
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	13	13		6
Net income	167	12	3	25	(9)	1	(7)	(138)	54	58	112		60
(1)	Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.
(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.